Filed Pursuant to Rule 424(b)(3)
Registration File No.: 333-255980

BLACKROCK CREDIT STRATEGIES FUND

Supplement dated July 12, 2021 to the

Prospectus and Statement of Additional Information (“SAI”),

each dated July 12, 2021

This supplement amends certain information in the Prospectus and SAI of BlackRock Credit Strategies Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and SAI that is not inconsistent with the information set forth in this supplement remains unchanged.

Howard Levkowitz has announced that he will retire from his position as a portfolio manager of the Fund, as of September 30, 2021. James Keenan, CFA, Jeff Cucunato, David Delbos and Patrick Wolfe will continue to serve as portfolio managers of the Fund.

Accordingly, effective September 30, 2021, all references to Mr. Levkowitz in the Prospectus and SAI are removed.

Investors should retain this supplement for future reference.